UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN ANNOUNCES POSITIVE RESULTS FROM PHASE 1 STUDY WITH BHV-0223

Toronto, Ontario, February 24, 2016 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), and Biohaven Pharmaceutical Holding Company Limited (Biohaven), announced today positive results from a Phase I study with BHV-0223, a glutamate modulating agent. The final study results confirm that the pharmacokinetic, safety, and tolerability data with sublingual BHV-0223 support advancement of its clinical development. Additionally, lower doses of BHV-0223 appear to have a similar exposure profile to the current standard of care medication.

BHV-0223 is a unique formulation of riluzole, a glutamate modulating agent, that utilizes the Zydis® ODT fast-dissolve technology under an exclusive worldwide agreement with Catalent.

The Phase I trial was designed to demonstrate the safety and unique pharmacokinetic characteristics of BHV-0223, in single and then multiple dosing in humans. A comparison arm with the generic standard of care riluzole was included in the study to demonstrate potential advantages of the unique BHV-0223 formulation and route of administration. In the first phase of the study, approximately 10 participants were treated with varying doses of BHV-0223 on four separate occasions. In the second phase of the trial, participants received multiple daily doses of BHV-0223. The study tested three doses of BHV-0223 along with the standard oral tablet formulation of riluzole.

Dosing with BHV-0223 showed favorable pharmacokinetic properties. That is, as compared to the oral tablet formulation, BHV-0223 demonstrated faster absorption and, on a dose-normalized basis, higher peak concentrations and greater exposure. With regard to AEs, the most common AE was transient and mild oral numbness. Of note, there were no severe or serious adverse events (AEs), and the vast majority of AEs were considered mild.

Robert Berman, M.D., Chief Medical Officer of Biohaven commented, “This data is exciting as it shows that our novel formulation is able to achieve equivalent exposures with lower doses of the active pharmaceutical ingredient, thereby reducing overall drug burden to patients. In addition, BHV-0223 provides a new route of administration, especially important for those patients with difficulty swallowing. We believe that BHV-0223 offers tangible benefits over the standard oral formulation.” Biohaven’s plans for BHV-0223 will hinge on feedback from the FDA regarding its previously submitted Pre-Investigational New Drug Application (PIND) meeting request with the FDA for Amyotrophic Lateral Sclerosis.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system. The company has licensed intellectual property from Yale University and Massachusetts General Hospital. Biohaven is owned by a group of investors including Portage Biotech Inc. (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), Yale University and other private investors. The company's first drug candidate, BHV-0223, is a novel formulation of a glutamate-modulating agent, being developed under FDA 505(b)(2) guidelines. BHV-4157, a prodrug form of the same glutamate modulating agent, is being developed as a New Chemical Entity (NCE). The FDA cleared the company’s Investigational New Drug application (IND) in August 2015 and BIOHAVEN has completed a PK study in humans with the final study report expected by 4Q2015 to enable the Phase 2/3 start in 2016. The company plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds.

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. This summer, Sentien completed a financing that will allow it to finish IND enabling studies and a Phase I trial.

For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.